UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

THE RMR GROUP INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 par value

(Title of Class of Securities)

74967R 106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74967R 106		SCHEDULE 13G

1	Names of Reporting Persons ABP Trust (formerly known as Reit Management & Research Trust)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,090,564

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,090,564

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,564

10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 6.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 74967R 106		SCHEDULE 13G

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 18,825

	6	Shared Voting Power 1,090,564

	7	Sole Dispositive Power 18,825

	8	Shared Dispositive Power 1,090,564

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,109,389

10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 6.9%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 74967R 106		SCHEDULE 13G

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,941

	6	Shared Voting Power 1,090,564

	7	Sole Dispositive Power 9,941

	8	Shared Dispositive Power 1,090,564

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,505

10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 6.8%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 74967R 106		SCHEDULE 13G

Item 1 (a).	Name of Issuer: The RMR Group Inc., formerly known as Reit Management & Research Inc. (the “Issuer”).
Item 1 (b).	Address of Issuer’s Principal Executive Offices: Two Newton Place 255 Washington Street Suite 300 Newton, Massachusetts 02458-1634

Item 2 (a).

Name of Person Filing:
This Schedule 13G is being filed jointly by ABP Trust, formerly known as Reit Management & Research Trust, Barry M. Portnoy and Adam D. Portnoy (collectively, the “Reporting Persons”).  The Joint Filing Agreement pursuant to which this Schedule 13G is filed is attached hereto as Exhibit 99.1.

Item 2(b).	Address or Principal Business Office or, if none, Residence: The principal business office of each Reporting Person is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.
Item 2(c).	Citizenship: ABP Trust is a Maryland statutory trust. Each of Mr. Barry M. Portnoy and Mr. Adam D. Portnoy is a United States citizen.
Item 2(d).	Title of Class of Securities: The class of securities to which this Schedule 13G relates is the shares of Class A Common Stock, par value $0.001 per share, of the Issuer (the “Class A Common Shares”).
Item 2(e).	CUSIP NO.: The CUSIP number for the Class A Common Stock is 74967R 106.

Item 3.		If this statement is filed pursuant to rule 13d-1(b), or rule 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 74967R 106			SCHEDULE 13G

Item 4.	Ownership.
(a)

Amount beneficially owned:

(i)                                     ABP Trust is the direct record and beneficial owner of 90,564 Class A Common Shares and 1,000,000 shares of Class B-1 Common Stock of the Company (the “Class B-1 Common Shares”).  Each Class B-1 Common Share is convertible at ABP Trust’s option into one Class A Common Share. The number of Class A Common Shares beneficially owned by ABP Trust is 1,090,564.

(ii)                                  Voting and investment power with respect to the Shares (as defined below) owned by ABP Trust may be deemed to be shared by Mr. Barry M. Portnoy as holder of the majority of the shares of beneficial interest in, and a trustee of, ABP Trust.  Mr. Barry M. Portnoy is the direct record and beneficial owner of 18,825 Class A Common Shares. The number of Class A Common Shares beneficially owned by Mr. Barry M. Portnoy is 1,109,389.

(iii)                               Voting and investment power with respect to the Shares owned by ABP Trust may be deemed to be shared by Mr. Adam D. Portnoy as the President, a holder of shares of beneficial interest in, and a trustee of, ABP Trust.  Mr. Adam D. Portnoy is the direct record and beneficial owner of 9,941 Class A Common Shares. The number of Class A Common Shares beneficially owned by Mr. Adam D. Portnoy is 1,100,505.

(b)

Percent of class:

(i)                                     The 1,090,564 Class A Common Shares beneficially owned by ABP Trust represent approximately 6.8% of the Class A Common Shares outstanding as of December 31, 2015.

(ii)                                  The 1,109,389 Class A Common Shares beneficially owned by Mr. Barry M. Portnoy represent approximately 6.9% of the Class A Common Shares outstanding as of December 31, 2015.

(iii)                               The 1,100,505 Class A Common Shares beneficially owned by Mr. Adam D. Portnoy represent approximately 6.8% of the Class A Common Shares outstanding as of December 31, 2015.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: ABP Trust: 0 Barry M. Portnoy: 18,825 Adam D. Portnoy: 9,941
		(ii)	Shared power to vote or direct the vote: ABP Trust: 1,090,564 Barry M. Portnoy: 1,090,564 Adam D. Portnoy: 1,090,564
		(iii)	Sole power to dispose or to direct the disposition of: ABP Trust: 0 Barry M. Portnoy: 18,825 Adam D. Portnoy: 9,941
		(iv)	Shared power to dispose or to direct the disposition of: ABP Trust: 1,090,564 Barry M. Portnoy: 1,090,564 Adam D. Portnoy: 1,090,564

CUSIP No. 74967R 106	SCHEDULE 13G

The numbers and percentages of Class A Common Shares reported as beneficially owned in this Schedule 13G:
(a) are based on 15,000,000 Class A Common Shares outstanding as of December 31, 2015;

(b)                                 include and are diluted for the 1,000,000 Class A Common Shares issuable upon the conversion of the 1,000,000 Class B-1 Common Shares outstanding as of December 31, 2015. All of these Class B-1 Common Shares are owned of record and beneficially by ABP Trust and beneficially owned by Messrs. Barry M. Portnoy and Adam D. Portnoy; and

(c)                                  exclude and are not diluted for the 15,000,000 Class A Common Shares which may be issued upon redemption of the 15,000,000 class A membership units of The RMR Group LLC, a Maryland limited liability company formerly known as Reit Management & Research LLC, of which the Issuer is the managing member (“RMR LLC”).  The Issuer may elect, at its option, to pay cash in lieu of Class A Common Shares for all or any redeemed RMR LLC class A membership units.  These 15,000,000 RMR LLC class A membership units are owned of record and beneficially by ABP Trust and beneficially owned by Messrs. Barry M. Portnoy and Adam D. Portnoy. These 15,000,000 RMR LLC class A membership units are paired with an equal number of shares of the Class B-2 Common Stock of the Issuer (“Class B-2 Common Shares, and together with the Class B-1 Common Shares and the Class A Common Shares, the “Shares”).

Each Class A Common Share is entitled to one vote, each Class B-1 Common Share is entitled to ten votes and each Class B-2 Common Share is entitled to ten votes.  As of December 31, 2015, ABP Trust and Messrs. Barry M. Portnoy and Adam D. Portnoy together held Shares representing 91.5% of the combined voting power of the outstanding Shares.

Four Maryland real estate investment trusts managed by RMR LLC (the “Managed REITs”) and of which Messrs. Barry M. Portnoy and Adam D. Portnoy are managing trustees also own, in the aggregate, 7,942,246 Class A Common Shares.  Mr. Barry M. Portnoy, in his capacity as managing trustee of a Managed REIT and an owner and a trustee of ABP Trust, and Mr. Adam D. Portnoy, in his capacity as managing trustee of a Managed REIT and the President and an owner and a trustee of ABP Trust, may each also be deemed to beneficially own (and have shared voting and dispositive power over) the Class A Common Shares beneficially owned by that Managed REIT.  However, each of Messrs. Barry M. Portnoy and Adam D. Portnoy disclaims such beneficial ownership, and the Class A Common Shares beneficially owned by the Managed REITs are not included in the numbers and percentages of Class A Common Shares reported as beneficially owned by Messrs. Barry M. Portnoy and Adam D. Portnoy in this Schedule 13G.

CUSIP No. 74967R 106	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2016
(Date)

ABP TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement